Critical Metals Corp.

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

November 17, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Timothy S. Levenberg

Re:	Critical Metals Corp.

Dear Mr. Levenberg:

Reference is made to the response of Critical Metals Corp. (the “Company” ) to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 22, 2023, regarding our Amendment No. 4 to Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on August 7, 2023. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”), which was filed with the Commission on November 13, 2023.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. As discussed with Jason A. Rocha of White & Case LLP on November 16, 2023, if you have further comments or questions regarding the Amended Registration Statement, please feel free to contact, Jason A. Rocha, at jason.rocha@whitecase.com, or by telephone at (713) 496-9732, Nahal A. Nellis, Esq., at nnellis@egsllp.com, and Matthew Gray, at mgray@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,

/s/ Tony Sage
Tony Sage, Executive Chairman

cc:	Jason A. Rocha, Esq.
White & Case LLP

Nahal A. Nellis, Esq. Matthew Gray, Esq.
Ellenoff Grossman & Schole LLP